CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is entered into as of January 10, 2005, by and between PAG Worldwide Limited ("PAG"), a company established in accordance with the law of the British Virgin Islands having its registered office at Commence Chambers, Road Town, Tortola, British Virgin Islands, Asia Pacific Resources Limited ("APR"), a company established in accordance with the law of Canada having its office at Suite 405 - 555 Sixth Street, New Westminster, BC V3L 5H1, Canada and, solely with respect to Section 4.9, PAG Partners Limited, a company established in accordance with the law of the British Virgin Islands having its registered office at Commence Chambers, Road Town, Tortola, British Virgin Islands.

WHEREAS, APR, through its subsidiary Asia Pacific Potash Corporation ("APPC"), a company established in accordance with the law of the Kingdom of Thailand, has invested in the exploration, completion of feasibility studies and development of the opportunity to create a commercial potash mining operation in Udon Thani Province in the northern part of the Kingdom of Thailand; and

WHEREAS, APPC was granted rights pursuant to a Concession Agreement with the government of Thailand with respect to a potash deposit in northern Thailand (which deposit is known and referred to as "Udon South"); and

WHEREAS, PAG has offered to make available to APR PAG's expertise to secure a commercially viable mining license for Udon South, on terms acceptable to APR in its sole discretion, acting reasonably from the perspective of its fiduciary and pecuniary interest (the "Udon South License"); and

WHEREAS, APR wishes to retain PAG to provide consulting services on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

CONSULTING SERVICES

Section 1.1 Services. PAG shall use its commercially reasonable best efforts to provide the following services to APR (collectively, the "Services"):

(a) Identify key constituencies and, in conjunction with APR and subject to APR's review and acceptance in APR's sole discretion, develop a negotiating strategy for the grant of the Udon South License;

(b) In conjunction with APR and subject to APR's review and acceptance in APR's sole discretion, develop a mutually acceptable transaction structure to obtain long-term support from the government of Thailand for the Udon South project and the grant of the Udon South License; and

(c) Support APR's efforts to apply for and secure the Udon South License, such support to include, as appropriate, assisting APR to set up meetings with the Prime Minister of Thailand and other key Ministers regarding the Udon South License.

Section 1.2 Communications. APR agrees to notify PAG prior to any meeting APR or APPC

has with any official from the government of Thailand regarding Udon South and prior to issuing any press release or media announcement or engaging in any interview in Thailand related to Udon South. PAG agrees to consult with APR prior to tabling any proposals on behalf of APR or APPC with any official from the government of Thailand or any other party regarding Udon South and to notify APR as to the subject of any proposed formal meeting with the government of Thailand. In addition, PAG agrees to report the results of any such formal meeting to APR immediately following any such meeting.

Section 1.3 Reimbursable Expenses. Entertainment and other direct reasonable expenses incurred by PAG in relation to provision of the Services will, so long as such expenses are approved in advance in writing by APR, be reimbursed by APR.

Section 1.4 Reports. PAG shall provide APR or its designee with regular status reports regarding the Services and shall inform APR immediately if for any reason PAG ceases, or materially reduces, devoting time or resources toward obtaining the Udon South License.

ARTICLE II

FEES

Section 2.1 Interim Success Fee. Provided that the following two events (the "Interim Milestones") are both completed no later than February 28, 2005 (or March 14, 2005 in the event such deadline is extended pursuant to the last sentence of Section 4.1 of this Agreement):

(i) Survey – The Thai Department of Primary Industries and Mining shall have produced a survey drawing, and shall have provided the drawing to each of the four Tambon councils in the area covered by APPC's application for the Udon South License. Such survey drawing shall be attached and visible on each of the four Tambon Administration Organization notice boards; and

(ii) Environmental Impact Assessment – The Office of National Resources and Environmental Planning and Policy shall have advised, in writing (a copy of which shall have been provided to APPC), the Minister of Industry that he can proceed with the steps for processing APPC's application for a mining license for Udon South in accordance with the relevant laws and regulations of Thailand,

APR shall pay to PAG an interim success fee (the "Interim Success Fee") in the amount of US$200,000 no later than the date that is ten (10) days following such completion of both Interim Milestones.

Section 2.2 Final Success Fee. Upon receipt by APPC of the Udon South License, a success fee in the amount of US$5 million, less the Interim Success Fee, shall be payable by APR to PAG as follows: (i) US$1 million shall be due on the date that is 30 days following the receipt by APPC of the Udon South License; and (ii) the remainder shall be due on the date that is 90 days following such receipt by APPC. For the purpose of this Agreement, the terms "receipt" and "received", when used in the context of the Udon South License, shall mean the issuance to APPC of a numbered certificate from the Minister of Industry granting the Udon South License and the conditions that are attached to that grant and the acceptance thereof by APR, in its sole discretion, acting reasonably from the perspective of its fiduciary and pecuniary interest.

Section 2.3 Share Options.

(a) Subject to the terms and conditions contained herein APR shall grant to PAG options (the "Options") to purchase a total of six (6) million common shares, no par value, of APR (each, a "Common

Share"), such grant to be made without undue delay and as soon as practicable (but in no event later than 4 weeks) following execution of this Agreement.

(b) The exercise price of the Options shall be C$0.18 per Common Share. If the Options vest in PAG pursuant to Section 2.3(c) below, the Options shall be exercisable at any time during the 90-day period following the receipt by APPC of the Udon South License.

(c) The Options granted pursuant to Section 2.3(a) shall vest in PAG as follows: (i) 100% of the Options shall vest on the date of receipt of the Udon South License by APPC, if the Udon South License is received prior to July 31, 2005, and (ii) 0% of the Options shall vest if the Udon South License has not been received by APPC prior to July 31, 2005.

(d) The Options granted pursuant to Section 2.3(a) shall be subject to the terms and conditions of APR's Incentive Stock Option Plan (the "Plan"). APR hereby acknowledges and agrees that, as of the date of this Agreement, PAG has satisfied the requirements of Section 4.1(c) of the Plan.

Section 2.4 Units. Immediately following receipt by APPC of the Udon South License, APR shall issue to PAG two (2) million Units (the "Units"), with each Unit consisting of one (1) Common Share and one (1) warrant, and each such warrant shall be exercisable for a period of 90 days following its relevant issuance date and shall give PAG the right to acquire one (1) Common Share of APR at an exercise price equal to C$0.18 per Common Share.

Section 2.5 Changes in Common Shares. If, and as often as, there is any change in the Common Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof, as may be required, so that the rights and privileges granted by this Agreement shall continue with respect to the Common Shares as so changed.

ARTICLE III

WARRANTIES

Section 3.1 APR warrants to PAG that each statement contained in Section 3.2 is true and accurate and not misleading at the date of this Agreement. PAG warrants to APR that each statement contained in Section 3.3 is true and accurate and not misleading at the date of this Agreement.

Section 3.2 APR hereby warrants to PAG:

(a) It is a limited company established in Canada and has been in continuous existence since incorporation.

(b) It has the right, power and authority and has taken all action necessary to execute, deliver and exercise its rights, and perform its obligations, under this Agreement.

(c) APR's obligations under this Agreement are enforceable in accordance with its terms.

(d) APR has the power and authority to issue the Options and the Common Shares and the warrants underlying the Units.

(e) No third party consent (including shareholders' approval) is required for APR to issue the Options or the Common Shares and the warrants underlying the Units.

(f) None of the execution and delivery of this Agreement, the issue of the Options, the Common Shares or the warrants underlying the Units, or the consummation of any other transaction contemplated herein, will conflict with, result in a breach or violation of the charter documents or any agreement, or imposition of any lien, charge or encumbrance upon the property or assets, of APR or APPC.

Section 3.3 PAG hereby warrants to APR:

(a) It is a limited company established in the British Virgin Islands and has been in continuous existence since incorporation.

(b) It has the right, power and authority and has taken all action necessary to execute, deliver and exercise its rights, and perform its obligations, under this Agreement.

(c) PAG's obligations under this Agreement are enforceable in accordance with its terms.

(d) No third party consent is required for PAG to execute, deliver and perform this Agreement.

Section 3.4 Remedies. If, at any time during the term of this Agreement APR is in material breach of any provision of this Agreement, PAG may, by notice in writing to APR, terminate this Agreement. If PAG terminates this Agreement pursuant to this Section, APR shall indemnify PAG and keep PAG indemnified, on demand, against all its costs relating to the termination of this Agreement without prejudice to any statutory or other remedies PAG may have. If, at any time during the term of this Agreement PAG is in material breach of any provision of this Agreement, APR may, by notice in writing to PAG, terminate this Agreement. If APR terminates this Agreement pursuant to this Section, PAG shall indemnify APR and keep APR indemnified, on demand, against all its costs relating to the termination of this Agreement without prejudice to any statutory or other remedies APR may have.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Term. This Agreement shall terminate on July 31, 2005 if prior to that time APPC has not received the Udon South License; provided, that APR may terminate this Agreement at any time on two (2) weeks notice (the "Notice") following (i) February 28, 2005 so long as either Interim Milestone has not been completed by the date of termination set forth in the Notice; and (ii) April 30, 2005 so long as the Director General of the Department of Primary Industries and Mining has not by the date of termination set forth in the Notice (A) sent a letter to interested parties advising them of the Stakeholder Research Fund, the establishment of a Fund Committee and requesting nominations from stakeholders, and (B) requested funding for the research project from APPC (each such February 28, 2005 and April 30, 2005, a "Trigger Date"). A Trigger Date (and with respect to clause (i) of this Section 4.1, the deadline for completion of the Interim Milestones) shall be extended by 14 calendar days if (i) APR has unreasonably failed to submit on a timely basis information reasonably requested by PAG with respect to achieving an Interim Milestone related to such Trigger Date, or (ii) a force majeure event occurs prior to such Trigger Date which, for the purposes of this Agreement, shall mean an event caused by conditions beyond PAG's control and without its negligent or willful misconduct, including acts of God, natural disasters, war or other hostilities; provided, however, that no such extension shall take place unless PAG has provided written notice to APR of the grounds for such an extension pursuant to the terms hereof prior to the relevant Trigger Date.

Section 4.2 Change of Control. In the event of a public announcement on or prior to April

30, 2005 of a transaction, the consummation of which would result in a change of control of APR, then APR shall have the right, but not the obligation, to terminate this Agreement on two weeks notice following such announcement, provided that in the event of such a termination PAG shall be paid a fee of US$2.5 million. For purposes of this Agreement, a "change of control" of APR will be deemed to have occurred if any person or group of persons (including entities) acting in concert that as of the date of this Agreement individually or collectively hold, directly or indirectly, beneficial ownership or voting power with respect to less than 10% (including none) of the equity securities of APR on a fully diluted basis become, at any time hereafter, individually or collectively the holders, directly or indirectly, of beneficial ownership or voting power with respect to more than 33 1/3% of such equity securities on a fully diluted basis.

Section 4.3 Confidentiality. The parties shall comply with the terms of the confidentiality agreement previously executed between PAG Partners Limited and APR on December 19, 2003 (the "Confidentiality Agreement") and, for the avoidance of doubt, any information relating to the subject matter of this Agreement shall be deemed to be "Confidential Information" under the Confidentiality Agreement. The parties hereby agree that the Confidentiality Agreement shall be enforceable against PAG Worldwide Limited as though it, in addition to PAG Partners Limited, were an original party thereto.

Section 4.4 Compliance with Applicable Law. The parties agree to comply with all applicable laws, including the United States Foreign Corrupt Practices Act of 1977, as amended (and any other applicable anti-bribery laws), securities laws and other rules and regulations applicable to APR as a publicly listed company.

Section 4.5 Authorization; No Consents. The parties each represent, warrant and agree that they have the right to enter into this Agreement, to perform the obligations hereunder, and that the consent of no other party is required.

Section 4.6 Assignment. Except as expressly contemplated herein, no party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party; provided, that the consent of PAG shall not be required with respect to the assignment by APR of its rights (but, for the avoidance of doubt, not any of its obligations) hereunder to (i) APPC, or (ii) any entity formed to pursue Udon South.

Section 4.7 Amendment; Waiver. This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of APR and PAG. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the party waiving such provision. No failure or delay by a party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a party of any breach by the other party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights, powers or remedies provided at law or in equity.

Section 4.8 Partial Validity. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting, in any way, the remaining provisions thereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction and such remaining provisions shall nevertheless remain in full

force and effect.

Section 4.9 Entire Agreement. This Agreement and the Confidentiality Agreement contain the full and complete understanding among the parties hereto, supersede all prior agreements and understandings, whether written or oral, pertaining thereto, and cannot be modified except by a written instrument signed by each party hereto. For the avoidance of doubt, the parties hereto agree that the Consulting Agreement dated February 13, 2004 between PAG Partners Limited and APR terminated automatically pursuant to its terms on December 3, 2004 and is of no further force or effect and neither APR nor PAG Partners Limited has any obligation or right, whatsoever, thereunder.

Section 4.10 No Partnership. Nothing contained herein shall be deemed to create any association, partnership or joint venture between the parties.

Section 4.11. Governing Law. This Agreement is to be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

Section 4.12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one document.

Section 4.13. Dispute Resolution. Any dispute, claim or controversy arising out of or in connection with the subject matter of this Agreement shall be finally settled by arbitration in accordance with the Rules of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The arbitration shall be conducted in the English language at Hong Kong, China. Judgment on the award may be entered by any court of competent jurisdiction.

Section 4.14. Notification of Advisors. APR shall notify PAG of any other advisors or consultants that it has retained or retains in the future in connection with the Services.

Section 4.15 Notices

(a) Any notice or other communication in connection with this Agreement must be in writing in the English language and must be:

(i) delivered personally; or
(ii) sent by an established courier service; or
(iii) if sent overseas, by prepaid air mail; or
(iv) sent by fax;

to the party due to receive the notice or communication at its address set out below or such other address as a party may specify by notice in writing to the other.

(b) In the absence of evidence to the contrary, a notice or other communication is deemed given:

(i) if delivered personally, when left at the address referred to in Section 4.15 (a); or
(ii) if sent by an established courier service, three days after posting it; or
(iii) if sent by air mail, six days after posting it; or
(iv) if sent by fax, when confirmation of its transmission has been recorded by the sender's fax machine.

(c) The address referred to in Section 4.15 (a) is:

In the case of PAG:
13/F St John's Building
33 Garden Road
Hong Kong
Phone: 852 2918 0088
Fax: 852 2918 0881
For the attention of: Horst Geicke and Chris Gradel

with a copy to:
Paul, Hastings, Janofsky & Walker LLP
22/F., Bank of China Tower
1 Garden Road Central
Hong Kong
Phone: 852 2867 9533
Fax: 852 3192 9660
For the attention of: Jon R. Lewis, Esq.

In the case of APR:
Suite 2002, Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500
Thailand
Tel: 662 636 1600
Fax 662 636 1599
For the attention of: John Bovard

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

PAG WORLDWIDE LIMITED

By: [signature]
Name: Horst F. Geicke
Title: Director

ASIA PACIFIC RESOURCES LIMITED

By: [signature]
Name: John Bovard
Title: President + CEO

Solely with respect to Section 4.9:

PAG PARTNERS LIMITED

By: [signature]
Name: Horst F. Geicke
Title: Director.

AMENDMENT AGREEMENT

This Amendment Agreement (the "Amendment") is entered into as of March 24th, 2005, by and between PAG Worldwide Limited ("PAG"), a company established in accordance with the law of the British Virgin Islands having its registered office at Commence Chambers, Road Town, Tortola, British Virgin Islands, and Asia Pacific Resources Limited ("APR"), a company established in accordance with the law of Canada having its office at Suite 405 - 555 Sixth Street, New Westminster, BC V3L 5H1, Canada.

WHEREAS, PAG and APR entered into a Consulting Agreement as of January 10, 2005 (the "Agreement"); and

WHEREAS, PAG and APR now wish to amend certain terms and provisions of the Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Agreement.

ARTICLE II

AMENDMENTS

Section 2.1 The original text of Section 2.1 in the Agreement shall be deleted and replaced with the following:

"Section 2.1 Interim Success Fees. (a) Provided the following event (the "Survey"), is completed no later than April 30, 2005, APR shall pay to PAG an interim success fee (the "Survey Success Fee") in the amount of US$100,000, no later than the date that is ten (10) days following completion of the Survey:

Survey – The Thai Department of Primary Industries and Mining shall have produced a survey drawing, and shall have provided the drawing to each of the four Tambon councils in the area covered by APPC's application for the Udon South License. Such survey drawing shall be attached and visible on each of the four Tambon Administration Organization notice boards; and

(b) Provided the following event (the "EIA", and, together with the Survey, the "Interim Milestones"), is completed no later than May 31, 2005, APR shall pay to PAG a second interim success fee in the amount of US$100,000 (the "EIA Success Fee", and, together with the Survey Success Fee, the "Interim Success Fee"), no later than the date that is ten (10) days following completion of the EIA:

Environmental Impact Assessment (EIA) – The Office of National Resources and Environmental Planning and Policy shall have advised, in writing (a copy of which shall have been provided to APPC), the Minister of Industry that he can proceed with the steps for processing APPC's application for a mining license for Udon South in accordance with the relevant laws and regulations of Thailand."

Section 2.2 The original text of Section 2.3(c) in the Agreement shall be deleted and replaced with the following:

"(c) The Options granted pursuant to Section 2.3(a) shall vest in PAG as follows: (i) 100% of the Options shall vest on the date of receipt of the Udon South License by APPC, if the Udon South License is received prior to September 30, 2005, and (ii) 0% of the Options shall vest if the Udon South License has not been received by APPC prior to September 30, 2005."

Section 2.3 The original text of Section 4.1 of the Agreement shall be deleted and replaced with the following:

"Section 4.1 Term. This Agreement shall terminate on September 30, 2005, if prior to that time APPC has not received the Udon South License; provided, that APR may terminate this Agreement at any time on two (2) weeks notice (the "Notice") following i) May 31, 2005 so long as either Interim Milestone has not been completed by the date of termination set forth in the Notice and (ii) July 31, 2005 so long as the Director General of the Department of Primary Industries and Mining has not by the date of termination set forth in the Notice (a) sent a letter to interested parties advising them of the Stakeholder Research Fund, the establishment of a Fund Committee and requesting nominations from stakeholders, and (b) requested funding for the research project from APPC."

Section 2.4 The original text of Section 4.2 of the Agreement shall be deleted and replaced with the following:

"Section 4.2. Change of Control. In the event of a public announcement on or prior to June 30, 2005, of a transaction, the consummation of which would result in a change of control of APR, then APR shall have the right, but not the obligation, to terminate this Agreement on two weeks notice following such announcement, provided that in the event of such a termination PAG shall be paid a fee of US$2.5 million. For purposes of this Agreement, a "change of control" of APR will be deemed to have occurred if any person or group of persons (including entities) acting in concert that, as of the date of this Agreement, individually or collectively hold, directly or indirectly, beneficial ownership or voting power with respect to less than 10% (including none) of the equity securities of APR on a fully diluted basis become, at any time hereafter, individually or collectively the holders, directly or indirectly, of beneficial ownership or voting power with respect to more than 33 1/3% of such equity securities on a fully diluted basis."

ARTICLE III

MISCELLANEOUS

Section 3.1 Miscellaneous. Sections 4.3 through 4.15 of the Agreement, inclusive, are incorporated herein *mutatis mutandis*.

Section 3.2 Prior Agreements. Other than as amended by the terms hereof, the Agreement shall remain in full force and effect, and the parties shall be bound thereby without limiting their rights and duties set forth therein in any way or manner.

IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

PAG WORLDWIDE LIMITED

By: ________________________
Name: ________________________
Title: ________________________

ASIA PACIFIC RESOURCES LIMITED

By: [signature]
Name: JOHN BOVARD
Title: PRESIDENT & CEO